

January 31, 2014

Via E-Mail
Mr. Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re:** **Paramount Gold and Silver Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 9, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Liquidity and Capital Resources, page 34

1. You disclose on page 38, that you hold cash balances in both U.S. and Canadian dollars. Given your significant cash balances please tell us the amount that is held in foreign countries. To the extent foreign cash balances are significant, please address the following in future filings:

   - Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of period end;

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Item 9A. Controls and Procedures, page 38

2. We note your year-end adjustment to the gain on sale of mineral assets as disclosed on page F-24. Please explain to us how you considered this adjustment in the evaluation of the effectiveness of your disclosure controls and procedures.

Item 11. Executive Compensation, page 40

3. We refer to your disclosure under the caption Elements of the Compensation Program on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual performance-based cash bonuses and equity-based compensation awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its compensation awards determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amounts that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Please provide draft disclosure.

4. We note that you granted stock options during fiscal 2013. In future filings, please provide the tabular disclosure required by Item 402(d) of Regulation S-K or tell us how you determined that such disclosure is not required. Please provide draft disclosure.

5. We note that your named executive officer employment agreements provide for amounts to be paid upon termination of employment. In future filings, please provide the quantitative disclosure required by Item 402(j)(2) of Regulation S-K. Please provide draft disclosure.

Notes to Consolidated Financial Statements, page F-7
Note 4. Fair Value Measurements, page F-12

6. We note that the marketable securities classified as Level 2 investments were previously classified as Level 1 investments in your March 31, 2013 10-Q filed on May 8, 2013. Please provide the disclosures required by FASB ASC 820-10-50-2(bb).

Note 8. Mineral Properties
Reese River, page F-17

7. Please provide us with a detailed discussion of how you determined the fair value of $7,440,000 for the 6 million shares of Valor Gold Corp. common stock you received for the sale of the Reese River property on November 5, 2012 and cite the specific authoritative literature you utilized to support your accounting treatment.

8. We note your disclosure that you applied a 40% discount to the market value of the investment which resulted in an adjustment of $2,940,000. This disclosure appears to be inconsistent with the disclosure provided on page 18 of the December 31, 2012 10-Q filed on February 6, 2013 and on page 17 of the March 31, 2013 10-Q filed on May 8, 2013. Please clarify or revise.

9. Considering the comment above, per the disclosure on F-24 it appears the $2,940,000 adjustment was recorded in the fourth quarter of the current fiscal year. Please provide us with a detailed discussion of how you accounted for this adjustment in accordance with the guidance in FASB ASC 250.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 4. Fair Value Measurements, page 13

10. Please tell us and disclose in future filings the valuation technique and the inputs used in the fair value measurement of your marketable securities categorized within Level 2 of the fair value hierarchy in accordance with FASB ASC 820-10-50-2.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining